

**DIVISION OF
CORPORATION FINANCE**

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

June 29, 2010

Mr. Jim Place
Chief Financial Officer
Seychelle Environmental Technologies, Inc.
33012 Calle Perfecto
San Juan Capistrano, CA 92675

      **RE: Form 8-K Item 4.01 filed June 16, 2010
             File No. 0-29373**

Dear Mr. Place:

We have completed our review of your Form 8-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3732.

Sincerely,

Melinda Hooker
Staff Accountant